NEWS RELEASE

Augusta Announces Signing of Project Financing Mandate Letter

Toronto, Ontario, August 9, 2013 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “the Company”) is pleased to announce that its wholly owned subsidiary, Rosemont Copper Company, together with its joint venture partners, LG International Corp. and Korea Resources Corporation (together with Augusta, the “Sponsors”) have executed a project financing mandate letter (the “Mandate Letter”) with a syndicate of twelve international financial institutions (the “Mandated Lead Arrangers” or “MLAs”).

The Mandate Letter sets out an exclusive arrangement with the MLAs describing the activities needed to arrange a limited recourse loan facility for the construction of the Company’s Rosemont Copper Project (“Rosemont”) in Arizona. The proposed senior secured loan is expected to provide all of the debt required for Rosemont, including a cost overrun component. The Mandate Letter sets forth the required steps, including agreement on final terms and conditions and requisite documentation for the loan, completion of due diligence, and procurement of credit approvals, as well as time frames for completing these steps. The Mandate Letter also specifies the roles and responsibilities of the MLAs, appoints certain MLAs to agent roles and stipulates certain fees payable to the MLAs and agents.

The twelve MLAs who have signed the Mandate Letter include: BNP Paribas, Commonwealth Bank of Australia, Crédit Agricole Corporate and Investment Bank, Export Development Canada, Export-Import Bank of Korea (Financial Advisory and Structuring Department), ING Capital LLC, KfW IPEX-Bank GmbH, Korea Development Bank, Korea Finance Corporation, Korea Trade Insurance Corporation, and Mizuho Bank, Ltd.

The MLAs are being advised by Shearman & Sterling LLP (Lenders’ Counsel), DeConcini McDonald Yetwin & Lacy, P.C. (Lenders’ Arizona Counsel), and SRK Consulting (U.S.), Inc. (Lenders’ Independent Engineer).

The Sponsors are being advised by Endeavour Financial International Corporation (Financial Advisor), Allen & Overy LLP (Project Finance Counsel), Fasken Martineau DuMoulin LLP (Corporate Counsel to the Company), and Fennemore Craig, P.C. (Sponsors’ Arizona Counsel).

“The signing of the Mandate Letter represents a significant step forward towards completing project financing for the construction of Rosemont,” said Gil Clausen, Augusta’s President and CEO. “The high quality, large scale and strong economics of this project, combined with its favourable location in Arizona, make it an attractive candidate for financing from the international banking community. This step illustrates that progress for finalizing our financing is keeping pace with Rosemont’s permitting process, which is rapidly nearing completion in the coming months.”

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: (416) 860:6310
E: info@augustaresource.com

ABOUT AUGUSTA
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate
Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: expectations surrounding, short term financing, future project financings or refinancing; t he Company’s plans at the Rosemont Project including timing for final permits and construction; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 25, 2013. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: (416) 860:6310
E: info@augustaresource.com